RocketTrader Inc.

d/b/a Quants Compete | CRD #313310 | CIK 0001863228

785 Old Hickory Blvd., Suite 301 | Brentwood, TN 37027

Financial Statements

Fiscal Year Ending December 31, 2025

Prepared April 2026 | Unaudited — Management Prepared
For use with SEC Form C-AR and FY2025 Corporate Tax Return

Basis of Presentation

These financial statements have been prepared by management of RocketTrader Inc. on a cash basis of accounting for the fiscal year ended December 31, 2025. They are unaudited and have not been reviewed by an independent accountant. They are prepared for the purpose of filing Form C-AR with the U.S. Securities and Exchange Commission pursuant to Regulation Crowdfunding and for use in preparation of the company's FY2025 federal income tax return (Form 1120).

RocketTrader Inc. is a Delaware C-corporation. The company's sole revenue source during FY2025 was investment advisory fees earned through its registered investment advisory business (Quants Compete, CRD #313310), collected via Interactive Brokers LLC (IBKR) as custodian.

Income Statement

RocketTrader Inc.
Statement of Operations
For the Year Ended December 31, 2025
(Cash Basis, Unaudited)

REVENUE

Advisory fees — investment management services	17,369.74
Interest income (IBKR cash balance)	22.31
Total Revenue	**17,392.05**

OPERATING EXPENSES

Software & SaaS subscriptions	446.63
Cloud infrastructure & hosting (AWS, Google Workspace)	1,098.80
Domain registration & web services (GoDaddy)	1,128.54
Design & media tools (Canva)	134.91
Business forms & website tools (Formidable Forms, WPForms)	798.00
Video conferencing (Zoom)	52.41
Source code repository (GitHub)	48.00
Business meals & entertainment	233.80
Remote office / coworking (coffee shops, Lifetime Gym)	18.50
Office supplies (Office Depot)	11.31
Professional networking (Mobilo digital card)	10.00

Bank service fees (Chase Business Checking)	199.00
IBKR platform fees	1.00
Total Operating Expenses	**5,180.90**
Interest expense — Donna Thiel promissory note (5% p.a., Jan 16 – Dec 31, 2025)	(479.17)
NET INCOME BEFORE INCOME TAX	**11,731.98**
Provision for income tax	
Federal corporate income tax (Form 1120)	[see tax return]
Tennessee franchise & excise tax	[see state return]
NET INCOME	**11,731.98**

Note: Certain expense items require documentation of business purpose (meals, remote office). Business meals deductibility limited to 50% under IRC §274. Remote office expenses at coffee shops deductible if primary business location used.

Note on WPForms / Formidable Forms: Two WordPress form plugins recorded ($399 each). Verify no duplicate service before filing tax return — one may be non-deductible if redundant.

Balance Sheet

RocketTrader Inc.
Statement of Financial Position
As of December 31, 2025
(Cash Basis, Unaudited)

ASSETS

Current Assets

Cash — IBKR Advisor Master (acct. F6143333)	18,930.70
Cash — Chase Business Checking (acct. ...0370)	156.02
Total Current Assets	**19,086.72**
Total Assets	**19,086.72**

LIABILITIES

Current Liabilities

Accrued interest payable — Donna Thiel (5% p.a., Jan 16 – Dec 31, 2025)	479.17
Note payable — Donna Thiel (5% per annum, due Dec 31, 2026)	10,000.00
Total Liabilities	**10,479.17**

STOCKHOLDERS' EQUITY

Common stock — Class A (4,500,000 shares, $0.001 par)	4,500.00
Common stock — Class B (1,506 shares, $0.001 par)	2.00
Additional paid-in capital (Reg CF + Reg D proceeds)	118,340.80
Retained earnings (accumulated deficit)	(119,515.36)

Current year net income	11,731.98
Less: Distributions to shareholders	(3,436.87)
Less: Loan from Donna Thiel (classified as equity pending repayment)	0.00
Total Stockholders' Equity	**8,607.55**
Total Liabilities and Stockholders' Equity	**19,086.72**

Note: Paid-in capital includes $115,327.80 from the 2021–2022 Reg CF offering and $3,013.32 from the March 2026 Reg D offering (Class B shares to Mitchell Munson, recorded in the period it occurred). Retained earnings (deficit) represents the accumulated losses from prior years of operations before FY2025 profitability. These figures are estimates for management purposes — consult a CPA to confirm prior year retained earnings carryforward.

Officer/Shareholder Distributions — FY2025

For Personal Tax Reference — Matthew P. Jones, Ph.D.

The following summarizes cash distributions made from RocketTrader Inc. to its sole Class A shareholder, Matthew P. Jones, Ph.D., during FY2025. These amounts are derived from the Chase business checking account reconciliation.

CASH FLOW FROM IBKR TO COMPANY / PERSONAL

Advisory fees collected in IBKR (F6143333)	17,369.74
Deposits into IBKR from Chase (Jan 2025 — TN net capital)	10,000.00
Disbursements initiated by M. Jones from IBKR	(8,600.00)
IBKR interest income	22.31
IBKR ending balance (Dec 31, 2025)	**18,930.70**

CHASE ACCOUNT RECONCILIATION

Opening balance (Jan 1, 2025)	14,858.28
Total deposits & transfers in (incl. IBKR disbursements)	9,871.00
Transfer to IBKR (Jan 2025)	(10,000.00)
Business operating expenses	(5,039.39)
Bank service fees	(199.00)
Closing balance (Dec 31, 2025)	156.02
Implied distributions to Matthew P. Jones	**3,436.87**

Note for Personal Tax Return (Matthew P. Jones, Ph.D.)

RocketTrader Inc. is a C-Corporation. Distributions from a C-Corp to shareholders are not treated as pass-through income — they are treated as follows under U.S. tax law:

Item	Tax Treatment
Distributions received	$3,436.87 total distributions from RocketTrader Inc. to Matthew P. Jones in FY2025
Classification	Treated as dividends to the extent of corporate earnings & profits (E&P). Report on Schedule B of Form 1040.

Item	Tax Treatment
Tax rate	Qualified dividend rate applies if stock held > 60 days: 0% (income < ~$47K), 15% (income $47K–$518K), or 20% (income > $518K)
W-2 / Salary	No W-2 was issued for FY2025. IRS 'reasonable compensation' rules for C-Corp owner-employees may apply — consult a CPA.
Corporate deduction	Distributions are NOT deductible by RocketTrader Inc. (unlike salary). Net income remains $11,731.98 subject to 21% corporate rate. Note: distributions corrected to $3,436.87 based on actual bank transfer analysis.
Estimated corporate tax	$11,731.98 × 21% = ~$2,464 owed by RocketTrader Inc. (Form 1120). Extension filed — due Oct 15, 2026.

IMPORTANT: These figures are management estimates derived from bank statement analysis. Consult a CPA or tax professional before filing. No payroll was processed in FY2025 — if the IRS reclassifies distributions as compensation, payroll taxes (FICA, Medicare) may be owed with penalties.

Management Certification

I certify that these financial statements have been prepared from the books and records of RocketTrader Inc. and that to the best of my knowledge and belief they fairly represent the financial position and results of operations of the company for the fiscal year ended December 31, 2025, on a cash basis of accounting.

Signature: _____ Date: _____

Matthew P. Jones, Ph.D. | CEO & Chief Compliance Officer | RocketTrader Inc.
CRD #313310 | CIK 0001863228